Yuengling's Ice Cream Corp

8910 West 192nd Street, Suite N

Mokena, IL 60448

November 29, 2024

United States Securities and Exchange Commission

Office of Trade and Services

Washington, DC 20549

Re:	Yuengling's Ice Cream Corp

Form 10-KT for the Fiscal Year Ended December 31, 2023

Filed September 11, 2024

Amendment No. 1 to Form 8-K Filed April 30, 2024

File No. 0-55398

Dear Sir or Madam:

This letter is in response to your comments dated October 15, 2024 regarding the above referenced SEC filings and your follow-up letter dated November 14, 2024. Please see each of the comments below, followed by the Company’s replies.

Form 10-KT for the Fiscal Year Ended December 31, 2023

Consolidated Statements of Operations, page F-5

Comment 1. Please provide the disclosures required by ASC 260-50-1.

Response 1. Per discussions with our accountant, due to the fact that there was a net loss for period ending December 31, 2023, the effect would be anti-dilutive and therefore such effect is not a necessary disclosure for GAAP purposes. There is footnote and table showing the dilutive effect on the number of shares under Footnote 3, Summary of Significant Accounting Policies, Net Loss Per Share, which is excerpted below.

Net Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to stockholders by the weighted-average number of shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings (loss) of the Company. Diluted loss per share is computed by dividing the loss available to stockholders by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless such dilutive potential shares would result in anti-dilution. The total potentially dilutive shares calculated is 6,088,595,635 at December 31, 2023. As of December 31, 2023: there are obligations to issue Series A Preferred Stock which are convertible into 1,020,062,029 shares of common stock; the Series A Preferred shares outstanding convertible into 699,082,277 of common shares; the Series C Preferred shares outstanding may convert into 2,446,420,970 common shares; the Series D Preferred shares outstanding may convert into 49,926,959 common shares; the warrants outstanding my convert into 305,757,519 common shares; and there are 1,566,666,667 potentially dilutive shares arising from the conversion value of the convertible notes payable. Warrants and options outstanding may be exercised into 306,368,733 common shares. It should be noted that contractually the limitations on obligation to convertible notes, the various preferred series and warrant holders that limit the number of shares converted to either 4.99% or 9.99% of the then outstanding shares. The Company’s Chairman of the Board of Directors holds a control block of Series A Preferred Stock which confers upon him a majority vote in all Company matters including authorization of additional common shares or to reverse split the stock. As of December 31, 2023, and 2023, potentially dilutive securities consisted of the following:

	December 31, 2023	December 31, 2022
Series A Preferred Stock Payable	1,020,062,029	-
Series A Preferred Stock outstanding	699,082,277	1,000,000
Series C Preferred Stock outstanding	2,446,420,970	-
Series D Preferred Stock outstanding	49,926,959	-
Warrants	305,757,519	-
Third party convertible debt	1,566,666,667	-
Common shares to be issued	68,000	660,000
Common stock options	611,214	-
Total	6,088,595,635	1,660,000

Notes to Condensed Consolidated Financial Statements

Note 5 – Goodwill, page F-18

Comment 2. Please provide the disclosures required by ASC 805-10-50-2(h) for the acquisitions of Innovative Network Designs, LLC and Red Gear LLC.

Response 2. The disclosures excerpted below were added to provide the requested information for the acquisitions of Innovative Network Designs, LLC and Red Gear LLC.

The enhanced disclosures include:

●	The amounts of revenue and earnings of the acquiree since the acquisition date
●	The revenue and earnings of the combined entity as though the business combination occurred at the beginning of the comparable prior annual reporting period
●	The nature and amount of any material, nonrecurring pro forma adjustments

Basis of Presentation

The preceding unaudited pro forma combined financial statements of Yuengling’s Ice Cream Corporation, (“YCRM or the Company”) and ReachOut Technology Corp. and its wholly owned subsidiaries ReachOut IND and RedGear LLC are provided to assist in the analysis of the financial aspects of the Consolidated Entities prepared on a non-generally accepted accounting principles basis.

The unaudited pro forma combined condensed balance sheets are based on YCRM financial statements filed with the SEC for the year ended October 31, 2023 and the unaudited financial statements balance sheet of ReachOut and its subsidiaries is based on the financial statements used in developing the December 31, 2023 consolidated financial statements.

Intercompany transactions between the combined entities are eliminated with the exception of a loan for $436,000 from YRCM to ReachOut that occurred after the fiscal year end of YCRM (October 31, 2023), but before the fiscal year end of ReachOut (December 31, 2023).

The unaudited pro forma combined condensed statements of operations are based on YCRM financial statements as filed with the SEC for the year ended October 31, 2023 and the unaudited financial statements of ReachOut and its subsidiary (IND) is based on the financial statements used in developing the December 31, 2023 consolidated financial statements. The RedGear LLC’s pro forma statement of operations is based on its full year or operations, whereas the consolidated financial statements of ReachOut will only include the results from the date of acquisition, October 3, to December 31, 2023. RedGear LLC earned $190,254 for the year ended December 31, 2023, whereas it earned approximately $95,000 during the period October 3, to December 31, 2023.

Key Line Items

Note 1 – In combination investment in RedGear on the books of ReachOut. is eliminated against the additional paid in capital and retained earnings on the books of RedGear as would be done in a consolidation. Additionally, $14,924 (Due from RedGear) on the books of ReachOut is eliminated against Due to ReachOut. on the books of RedGear LLC as would be done in consolidation.

Note 2 – Amounts due to related parties are largely informal sources of funding for each of the companies. Amounts due to Related Parties of $2,069,175, include $436,000 on the books of ReachOut as Due to YCRM which is not eliminated because the timing of the respective fiscal year ends as presented on the balance sheets. The advance to ReachOut by YCRM occurred after he closing of YCRM’s year end. Also included are: $32,410 in two notes on the books of YCRM to former officers, on the books of ReachOut are $132,225 due to the current CEO, $1,428,540 due to a company controlled by the current CEO and $40,000 due to a former owner of RedGear. The table below presents the respective amounts due as described herein:

Liability Description	YCRM	ReachOut IT Corp.	RedGear LLC	Total
Officer Compensation	15,000			15,000
Promissory Note	17,410			17,410
Due to Officer		132,225		132,225
Due to Related Party (entity controlled by CEO)		1,428,540		1,428,540
Due to YCRM		436,000		436,000
Line of Credit (officer of RedGear)			40,000	40,000
Total	32,410	1,996,765	40,000	2,069,175

Note 3 – $1,509,548, due to financial institutions include advances under a line of credit on the books of YCRM ($489,439) funded by Mid Penn Bank; and on the books of ReachOut are: a loan from FORA with a current balance of $906,500, a second line of credit $89,743 and a bank overdraft of $23,866.

Note 4 – On the books of ReachOut there are obligations which arose from purchasing IND and RedGear, universal life insurance for the sellers of IND totaling $2,700,000 of which $450,000 is current, a promissory note with a current balance of $660,362, of which $192,932 is current a note payable of $1,175,000. Also, on books of ReachOut. is a promissory note payable to the former owners of RedGear, for $1,314,787.

General

Comment 3. We have reviewed your response to prior comment 1 and note your filing of the Form 10-KT which provides audited financial statements to reflect the change in your fiscal year end to December 31. Please tell us when you plan to file your quarterly reports on Form 10-Q for the periods ended March 31, 2024, June 30, 2024 and September 30, 2024 as it appears you have not met the reporting requirements under Section 13 or 15(d) of the Exchange Act.

Response 3. Our Quarterly Report on Form 10-Q for the period ending March 31, 2024 was filed with the SEC on November 18, 2024. The Quarterly Reports for June 30, 2024 is now being reviewed by our auditor and we expect to file June 30, 2024’s 10-Q in approximately 3 weeks, or earlier when the auditor’s review is completed, and the September 30, 202410-Q is expected to be ready soon after the June 30 10-Q is filed.

Amendment No.1 to Form 8-K Filed April 30, 2024

Item 9.01 Financial Statements and Exhibits, page 2

Comment 4. Please revise to present your transaction accounting adjustments and/or autonomous entity adjustments as a separate column in your pro forma financial statements. Refer to Rule 8-05 of Regulation S-X.

Response 4. Please see our response to Comment 2 above. Since the eliminations are limited to investment and intercompany accounts (no adjustments in statement of operations) and are presented in the text above. The Company believes that there would be no significant benefit to the users of the Pro Forma Financial Statements as presented.

Sincerely,

/s/ Rick Jordan
Rick Jordan
Chief Executive Officer

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